

Mail Stop 3720

November 9, 2017

Theodoros Kerasidis
Chief Executive Officer
Homie Recipes, Inc.
Nikolaou Basiliadi 13 Greece,
Pella Giannitsa 581000
Greece

Re:    **Homie Recipes, Inc.**
        **Current Report on Form 8-K**
        **Filed August 17, 2017**
        **Response Dated October 25, 2017**
        **File No. 333-183310**

Dear Mr. Kerasidis:

We have reviewed your response letter dated October 25, 2017 and are unable to agree. We continue to believe you are a shell company.

You mention in your response various types of preparatory activities in which the company has engaged, but these do not affect your status as a shell company as defined in Rule 12b-2 of the Securities Exchange Act. You currently do not have more than nominal operations or assets.

We continue to believe that you should revise your disclosure to remove the Item 5.06, Change in Shell Company Status disclosure. Once the company has more than nominal operations or assets, you should then file an Item 5.06 Form 8-K with the required disclosure items. Until such time, consistent with our obligations under the federal securities laws, we are terminating our review of your filing and may take further steps we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. You may contact Gregory Dundas, Attorney Advisor, at (202)551-3310, Kathleen Krebs, Special Counsel, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications